Mail Stop 4-6
								July 22, 2005

Michael T. Williams, Esq.
Williams Law Group, P.A.
2503 West Gardner Court
Tampa, FL 33611

Re:	Stock Market Solutions, Inc.
  	Preliminary Schedule 14A
      Filed on June 17, 2005

Dear Mr. Williams:

      We have limited review of your above-referenced filing to the reverse stock split and the stock issuance to Texas Prototypes, Inc.
and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Reverse Stock Split
1. It appears that the reverse split and increase in authorized shares are being taken in order to effectuate the reverse merger with
Texas Prototypes, Inc. (TXP). Because it appears that there may not be a separate opportunity for shareholders to receive a disclosure document concerning the reverse merger, information related to the merger transaction should be provided in the information statement.
See Note A to Schedule 14A. If there will not be a separate vote on the merger, please revise your document to provide all of the information required by Item 14 of Schedule 14A.
2. We note that fractional shares will be cashed out such that some shares will be eliminated. Please provide an analysis of the effect of the split on the number of record holders.
3. Regarding the merger agreement, you state that you intend to issue
94.7% of your outstanding common stock in exchange for all of the outstanding shares of TXP. Tell us whether you plan to register this offer and sale. Alternatively, tell us what exemption from registration you are relying upon for this distribution.

* * * * * *

	Except for above-cited matters, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

	You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    Please address all comments to Maryse Mills-Apenteng at 202-
551-
3457 or, in her absence, to the undersigned at 202-551-3462. If you still require further assistance, you may contact Barbara C.
Jacobs,
Assistant Director at 202-551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal
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Stock Market Solutions, Inc.
Michael Williams
July 22, 2005
Page 1